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Exhibit 12.1

Valvino Lamore, LLC
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Six Months Ended June 30, 2002		Year Ended December 31, 2001		Inception to December 31, 2000
Ratio of earnings to fixed charges(1)	—	(2)	—	(2)	—	(2)

(1)
The ratio of earnings to fixed charges is determined by dividing (a) operating income by (ii) fixed charges. Fixed charges consist of total interest expense.

(2)
For the periods shown, earnings were insufficient to cover fixed charges by $15,257, $16,899 and $9,155, respectively.

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  Exhibit 12.1
Valvino Lamore, LLC Computation of Ratio of Earnings to Fixed Charges (dollars in thousands)